UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.            Name of issuer or person filing (“Filer”):         HudBay Minerals Inc.

B.            (1)   This is [check one]:

☒           an original filing for the Filer

☐            an amended filing for the Filer

(2)   Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.            Identify the filing in conjunction with which this form is being filed:

Name of registrant:	HudBay Minerals Inc.

Form type:	Form CB

File number (if known):	Not known

Filed by:	HudBay Minerals Inc.

Date filed (if filed concurrently, so indicate	January 25, 2011 (filed concurrently)

D.            The Filer is incorporated or organized under the laws of Canada and has its principal place of business at:

Dundee Place, Suite 2501
1 Adelaide Street East
Toronto, Ontario
Canada, M5C 2V9

(416) 362-8181

E.             The Filer designates and appoints Bevan, Mosca, Giuditta & Zarillo, P.C. (“Agent”) located at:

Bevan, Mosca, Giuditta & Zarillo, P.C.
Attn: Andrew W. Bongiorno
110 Wall Street, 11th Floor
New York, NY 10005-3817

(908) 848-5964

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)    any investigation or administrative proceeding conducted by the Commission; and

(b)    any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns  any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on January 25, 2011 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.             The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, this 25th day of January, 2011.

Filer: HudBay Minerals Inc.	By:	/s/ David Garofalo
		Name:	David Garofalo
		Title:	President and Chief Executive Officer

This statement has been signed by the following persons in the capacities and on the dates indicated.

Bevan, Mosca, Giuditta & Zarillo, P.C.
As agent for Service of Process for
HudBay Minerals Inc.

By:	/s/ Andrew W. Bongiorno
	Name:	Andrew W. Bongiorno
	Title:	Partner
	Date:	January 25, 2011